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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                 SCHEDULE 13G
                                 (Rule 13D-10)



                               (Amendment No. 3)

                            AVAX Technologies, Inc.
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                               (Name of Issuer)

                         Common Stock, $.004 per share
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                        (Title of Class of Securities)

                                  053495-30-5
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                                (CUSIP Number)

            N/A  Calendar Year End Filing Pursuant to Rule 13d-2(b)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
   [_] Rule 13d-1(b)
   [X] Rule 13d-1(c)
   [_] Rule 13d-1(d)

_____________________



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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Item 1.
     (a)  Name of Issuer

               AVAX Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices

               4520 Main Street, Suite 930
               Kansas City, Missouri 64111

Item 2.
     (a)  Name of Person Filing

          (1)  Petrus Fund, L.P.
          (2) Perot Investments, Inc., which is the general partner of Petrus Fund, L.P.


     (b)  Address of Principal Business Office or, if none, Residence

               (1)  12377 Merit Drive, Suite 1700
                    Dallas, Texas 75251
               (2)  12377 Merit Drive, Suite 1700
                    Dallas, Texas 75251

     (c)  Citizenship

               (1)  Texas
               (2)  Texas

     (d)  Title of Class of Securities

               (1)  Common Stock, $.004 per share
               (2)  Common Stock, $.004 per share


          Petrus Fund, L.P. owns an aggregate of 89,888 shares of the Common Stock and has the right to acquire the other 747,450.54 shares of Common Stock covered by this Schedule 13G upon the exercise of shares of the Series C Convertible Preferred Stock, Series A Warrants, Series B Warrants and Series 2000 Warrants of the Issuer

     (e)  CUSIP Number:

               (1)  053495-30-5
               (2)  053495-30-5

                               Page 2 of 4 pages
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Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: Not Applicable

Item 4.  Ownership
(1) The following answers apply to each of Petrus Fund, L.P. and Perot Investments, Inc.

     (a) Amount Beneficially Owned: 837,334.54 shares of Common Stock.

     (b) Percent of Class: 4.8432%

     (c) Number of shares as to which such person has:
         (i) sole power to vote or to direct the vote: 837,338.54 shares of Common Stock
         (ii)  shared power to vote or to direct the vote: -0-
         (iii) sole power to dispose or to direct the disposition of:
               837,338.54 shares of Common Stock
         (iv)  shared power to dispose or to direct the disposition of: -0-


Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of Issuer's Common Stock, check the following [X]. As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of Issuer's Common Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group

     Not Applicable.

Item 9.  Notice of Dissolution of Group

     Not Applicable.

Item 10. Certification

     By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                               Page 3 of 4 pages
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Note: The undersigned is filing this Amendment No. 3 to this Schedule 13G to amend Item 5. in Amendment No. 2 to this Schedule 13G, in which the box included in the item should have been checked, but inadvertantly was not checked.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 PETRUS FUND, L.P.
                                 By: Perot Investments, Inc.


                                 By: /s/ Steven Blasnik
                                    -------------------
                                     Steven Blasnik
                                     President

                                     Date: March 5, 2001


                                 PEROT INVESTMENTS, INC.


                                 By:  /s/ Steven Blasnik
                                    -------------------
                                       Steven Blasnik
                                       President

                                       Date: March 5, 2001

                               Page 4 of 4 pages